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     CUTTER & BUCK INC. BOARD ADOPTS RIGHTS PLAN FOR SHAREHOLDERS

     Seattle, WA -- November 23, 1998 -- Cutter & Buck Inc. (NASDAQ:CBUK) today announced that its Board of Directors has adopted a Rights Plan designed to protect company shareholders in the event of takeover action that would deny them the full value of their investment.

     Terms of the Rights Plan provide for a dividend distribution of one Right for each outstanding share of Cutter & Buck Inc. Common Stock to holders of record at the close of business on Dec. 7, 1998. The Rights will generally become exercisable if an acquiring party accumulates 20% percent or more of Cutter & Buck's voting stock, or if a party announces an offer to acquire 20% or more of Cutter & Buck's voting stock. The Rights will expire on Dec. 7, 2008. Each Right will entitle the holder (other than the acquiring party) to buy, at a 50% discount, Preferred Stock having an economic value equal to one full share of the Company's Common Stock. In addition, upon the occurrence of certain events, holders of the Rights will be entitled to purchase shares in an "acquiring entity" at half of their market value.

     "We are not presently aware of any effort to acquire control of the Company," said Harvey N. Jones, Chairman and CEO. "However, our Board of Directors believes the Rights Plan represents a reasonable means of safeguarding the interests of our shareholders and providing a more measured time frame and process in which to consider an unsolicited bid for Cutter & Buck. The Plan is designed to protect the Company and its shareholders against unfair takeover tactics that could deprive shareholders from realizing the full value of their investments in the Company."

     Details of the new Rights Plan will be outlined in a letter to be mailed to shareholders.

     Cutter & Buck designs, sources and markets updated traditional men's and women's sportswear and outerwear. It distributes its products predominantly through golf pro shops and resorts, better men's specialty stores and direct sales accounts. The Company has developed a colorful, innovative collection of high-quality sportswear targeted to the upscale 30- to 55-year old apparel market, projecting an updated American design evocative of a sporting lifestyle.

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